Confidential Treatment

Requested by Regions Financial Corporation

August 18, 2011

Via EDGAR

Ms. Suzanne Hayes

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Regions Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 000-50831

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated August 4, 2011, addressed to me regarding your review of Regions Financial Corporation’s (“Regions” or the “Company”) Form 10-K for the fiscal year ended December 31, 2010 (the “Filing”). Detailed responses are included in this letter after each question. New proposed disclosures are included in italics.

A confidential portion of this letter was omitted by means of redacting a portion of the text. The word “[REDACTED]” has been inserted in place of the portion omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portion of this letter to the Staff and have requested confidential treatment for the redacted portion of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

Our status as a non-investment grade issuer…, page 21

1.

We note your responses to prior comments one and two, including your proposed disclosure in response to prior comment two. Please revise your proposed disclosure to quantify the impact that downgrades to your credit ratings have had and that additional downgrades would have. In this regard, we note your disclosure regarding additional collateral requirements described in Note 20 to your financial statements.

Confidential Treatment

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Regions’ Response: The impact of a one or two notch ratings downgrade on liquidity and debt costs cannot be quantified. We cannot estimate how the Company’s liquidity and debt costs would have behaved absent the downgrades, as such estimates would be highly speculative and of such a volatile nature that they would not be indicative of actual or future performance. Future issuances of debt can take many forms in terms of priority, structure and amount. Quantifying such amounts would be highly subjective and in our opinion, unreliable. Additionally, we cannot reliably quantify the amounts of additional potential collateral postings required in the event of additional downgrades as such amounts would be renegotiated at the time of downgrade. However, in attempting to accommodate the Staff’s request, Regions will disclose that additional collateral could be required by Regions as a result of the downgrade related to the derivative contracts that have contingent credit related features.

Regions will revise our previously proposed disclosure in future annual filings as follows: Downgrades of Regions’ credit ratings have negative consequences to the Company that can impact its ability to access the debt and capital markets, as well as reduce its profitability through increased costs on future debt issuances. Specifically, when Regions was downgraded below investment grade status, Regions became unable to reliably access the short-term unsecured funding markets, which caused the Company to hold more cash and liquid investments to meet its cash needs. Such actions reduced Regions’ profitability as these liquid investments earn a lower return than other assets (e.g., loans). However, Regions’ Liquidity Policy requires that our Parent Company maintain a minimum cash level sufficient to cover debt service, maturities and operating cash requirements for two years. The conservative nature of this policy helps protect Regions against the costs of unexpected adverse funding environments. Future issuances of debt could cost Regions more in interest costs were such debt to be issued at our current debt rating. Future downgrades would further increase the interest costs associated with potential future borrowings, the cost of which cannot be estimated due to the uncertainty of future issuances in terms of amount and priority.

Additionally, at the time Regions was downgraded to below investment grade, certain counterparty contracts were required to be renegotiated that resulted in additional collateral postings of approximately $195 million. Refer to Note [XX] Derivative Financial Instruments and Hedging Activities, Contingent Features for the fair value of contracts subject to contingent credit features and the collateral postings associated with such contracts. Future downgrades could require Regions to post additional collateral. While the exact amount of additional collateral is unknown, it is reasonable to conclude that Regions may be required to post approximately an additional $195 million related to existing contracts with contingent credit features. Additionally, future downgrades could alter the market risk profile of Regions if Regions were required to cancel its derivatives contracts with certain counterparties and were unable to replace such contracts. Regions believes that market risk exposure would be immaterial to its consolidated financial position, liquidity and results of operations.

Confidential Treatment

Requested by Regions Financial Corporation

Negative perceptions associated with our continued participation…, page 24

2.	We note your response to prior comment three and we believe that the information contained in your response should be discussed in this risk factor. Please revise future filings to do so. In addition, please tell us how your response is reconciled with statements made by you and/or your executives regarding your plans to repay TARP. In this regard, we note that on your earnings call for the 2010 fiscal year, your chief executive officer implied that you have not repaid TARP because you are being patient and prudent and waiting for more favorable repayment terms. Additionally, your chief executive officer stated that you have discussed your capital plan with your Regulatory supervisors.

[REDACTED]

Item 7. Management’s Discussion and Analysis

Credit Risk

Portfolio Characteristics, page 96

Home Equity, page 99

3.	Refer to your response to prior comment six, and please revise your disclosure in future filings to include the information discussed in your response, including the following:

•	The amount of second liens for which the first lien is held by another institution;

•

The fact that you are unable to track payment status on first liens held by another institution and state whether this includes changes in status due to loan modifications. Also, disclose the fact that when your second lien position becomes delinquent, you attempt to contact the first lien holder and inquire as to the payment status of the first lien but you do not continuously monitor the payment status of the first liens;

•

Disclose that none of your home equity lines of credit have converted to amortizing, and state when the vast majority of your home equity lines of credit convert to amortizing. Also, clarify whether a balloon payment means there are no principal payments until the balloon payment is due;

Confidential Treatment

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•

Disclose that your home equity loans have higher default and delinquency rates than your home equity lines of credit as was expected at origination, and clarify the reasons you expected this difference at origination, particularly given that your home equity lines were underwritten at the fully amortizing rate. Also, address whether you expect home equity loans secured with a second lien to perform worse than home equity lines of credit with a second lien. Based on your response to prior comment 21, it appears that in both instances, you would expect a full balance charge-off in the event of default on the first lien;

•

Refer to your response to prior comment 21, and disclose that you do not normally pursue foreclosure for a junior lien in markets where home values have dropped significantly, and short sale offers and settlement agreements are often received by the junior lien holders well before the home equity balance becomes seriously delinquent, resulting in full balance charge-off;

•	Disclose the loss severity typically experienced on your junior lien loans and lines of credit; and

•

Discuss the extent to which you consider the risk to your second lien portfolio due to the existence of first liens that you do not hold, and how such risk is incorporated into your allowance for loan losses, including the risk due to lack of information from the first lien holder.

Regions’ Responses:

1)	Regions does not track the amount of second liens for which the first lien is held by another institution. This information is maintained on multiple systems. Regions will endeavor to develop procedures to capture this information and perform tests of controls to validate the data in order to potentially be in position to disclose this information in the December 31, 2011 Form 10-K.

2)	Regions will include the following disclosure in future interim and annual filings:

Regions is unable to track payment status on first liens held by another institution, including payment status related to loan modifications. When Regions’ second lien position becomes delinquent, an attempt is made to contact the first lien holder and inquire as to the payment status of the first lien. However, Regions does not continuously monitor the payment status of the first lien position.

3)	Regions will include the following disclosure in future interim and annual filings:

Of the $XX.X billion home equity portfolio at [Month] [Day], 2011, approximately $XX.X billion were home equity lines of credit and $X.X billion were closed-end home equity loans (primarily originated as amortizing loans). Beginning in May 2009, new home equity lines of credit have a 10 year draw period and a 10 year repayment period. Previously, the home equity lines of credit had a 20 year term

Confidential Treatment

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with a balloon payment upon maturity or a 5 year draw period with a balloon payment upon maturity. The term “balloon payment” means there are no principal payments required until the balloon payment is due for interest-only lines of credit. Typically when a balloon payment becomes due, the borrower refinances the balloon amount into a new amortizing installment loan.

Of the home equity lines of credit, approximately XX percent require monthly interest-only payments while the remaining approximately XX percent require a payment equal to 1.5% of the outstanding balance, which would include some principal repayment. A portion of the 1.5% payment accounts have the option of choosing amortization of either all or a portion of their balance and as of [Month] [Day], 2011, approximately $XXX million of the home equity line of credit balances are being repaid under this feature. As of [Month] [Day], 2011, none of Regions’ home equity lines of credit have converted to amortizing. The vast majority of home equity lines of credit will convert to amortizing status after fiscal year 2020.

4)	Regions will include the following disclosure in future interim and annual filings: Regions’ home equity loans have higher default and delinquency rates than home equity lines of credit, which is expected at origination of the loans, due to more stringent underwriting guidelines for a line of credit versus a loan reflecting the nature of the credit being extended. Therefore, home equity loans secured with a second lien are expected to and do have higher delinquency and loss rates than home equity lines of credit with a second lien. In the current environment, second liens perform similar to an unsecured portfolio, and we therefore manage and reserve for them in a similar fashion.

5)	Regions believes information related to our foreclosure pursuits on junior home equity liens is proprietary and disclosure of detailed information would be detrimental to our collection efforts.

Regions will include the following disclosure in future interim and annual filings:

Short sale offers and settlement agreements are often received by the home equity junior lien holders well before the loan balance reaches the delinquency threshold for charge-off consideration, potentially resulting in a full balance payoff/charge-off.

6)	Regions believes the disclosure in Table 23 of the Form 10-K illustrates the loss severity experienced on our junior lien home equity loans and lines of credit. Within this table is information on the amount of net charge-offs and net charge-off percentages for a two-year comparison, segregated by first lien and second lien, as well as by Florida and all other states. Since home equity loans were only approximately 10% of the total home equity portfolio as of June 30, 2011, we do not believe segregation of this information by home equity loan versus line is meaningful.

Confidential Treatment

Requested by Regions Financial Corporation

7)	Regions does not believe a distinction as to whether or not we have the first lien is meaningful from a collection perspective. The allowance for home equity loans and lines of credit is calculated based on estimates of inherent loss derived from current and historical loss experience. As stated above, we will disclose that in the current environment, second liens perform similar to an unsecured portfolio, and we therefore manage and reserve for them in a similar fashion.

Non-Performing Assets, page 107

4.	Refer to your response to prior comment eight. Please quantify the amount of non-performing loans sold to an investor for which you financed approximately 60% of the loan sale in 2010, and tell us the extent to which you performed similar financing transactions in 2008 and 2009. Also, address how you considered ASC 942-810-S99-1 (SAB Topic 5:V) in your accounting analysis, including your assessment of whether your financing of such a significant component of the sales price represented continuing involvement with the related non-performing loans.

Regions’ Response: In the third quarter of 2010, Regions sold without recourse non-performing commercial real estate loans and foreclosed real estate to a third party purchaser (the “Purchaser”). Nonperforming loans accounted for approximately $396 million, or 92%, of the unpaid principal balance sold. The amounts of cash and notes receivable were $82 million and $125 million, respectively. The note receivable was guaranteed by the parent of the Purchaser. Regions held neither equity interests in the Purchaser nor rights or obligations with respect to the assets sold. Further, Regions sold the loans and asset servicing rights were released. We considered the guidance in ASC Topics 360, 810 and 860 in determining our accounting conclusions. We believe ASC 942-810-S99-1 does not apply, as our fact pattern is materially different from the facts outlined in the codification.

The accounting analysis performed to determine whether the non-performing asset sale in the third quarter of 2010 should be treated as a sale or a financing arrangement included the assessment as to whether the risks and rewards of ownership have been transferred. This included the following considerations (which as enumerated below align with the considerations in the Interpretive Response to Question 1 of ASC 942-810-S99-1):

a)	The transfer of the non-performing assets was without recourse to Regions other than standard representations and warranties contemplated in the legal isolation opinion obtained for the transaction;

b)	As creditor, Regions does not directly or indirectly guarantee the debt of the Purchaser in whole or in part. The financing of approximately 60% of the transaction price was guaranteed by the parent of the Purchaser;

Confidential Treatment

Requested by Regions Financial Corporation

c)	Regions did not retain an equity participation in the rewards of the transferred assets, nor took a security interest in the transferred assets, and as such does not have continuing involvement in the transferred assets. This includes the absence of a management fee or similar arrangement that would enable participation in the future cash flows of the transferred assets. The transaction included the transfer of servicing to the Purchaser and the terms of the credit financing facility were at market compared to borrowers of similar credit standing; and

d)	The fair value of the transferred asset pool was agreed upon by two unrelated and willing parties in a competitive bid process that utilized all available information related to the transferred assets in the determination of fair value including expected cash flows and estimates of collateral support.

In addition, Regions does not hold residual equity interests or any other equity interest in the Purchaser. We therefore concluded the risk and rewards were transferred in the transaction and sale accounting was appropriate. Accordingly, Regions recognized additional loss for the excess of the net carrying value over the fair value of the transferred assets as a credit loss. Regions also considered the impact of ASC 860 in the determination of a transfer of financial assets and ASC 360 for the sale of real estate and concluded that the transfer criterion for financial assets and real estate, respectively, were met.

Regions engaged in financing portions of isolated individual sales transactions during 2010, 2009 and 2008, the aggregate amount of which was immaterial.

5.	Refer to your response to prior comment nine. Please tell us in more detail how you identify your potential problem loans, and address the following:

•	Why you do not identify any consumer loans as potential problem loans;

•	The criteria that problem asset managers utilize in each geographic region, including credit quality factors assessed, and how you verify consistency in how the potential problem loans are identified;

•

Why you apply a probability weighting to arrive at your potential problem loans over the next three months, and whether you expect potential problem loans to migrate into non-performing over the next three months;

•

Provide an illustration as to how probability weighting of loans works with an example of loans that would be included as potential problem loans as part of the probability weighting analysis and examples of those that would not;

•	Clarify the percentage probability needed to classify the loan as a potential problem loan; and

•	The amount of potential problem loans as of December 31, 2010 that migrated into non-performing as of March 31, 2011.

Confidential Treatment

Requested by Regions Financial Corporation

Regions’ Responses:

1)	Due to regulatory guidelines for consumer loan charge-offs, delinquent consumer loans most often result in charge-offs rather than being placed on non-accrual status. As shown in Table 27 of the 2010 Form 10-K, non-performing consumer loans were only approximately 10% of total non-performing loans. Therefore, consumer loans are not included in the potential problem loan total as they are immaterial.

2)	Problem Asset Managers across our geographic regions consider a variety of factors in determining whether a loan should be considered as a potential problem loan, including the borrower’s capacity and willingness to meet the contractual repayment terms, make principal curtailments or provide additional collateral when necessary, and provide current and complete financial information including global cash flow, contingent liabilities and sources of liquidity. To ensure consistency in identification, the quarterly estimate of potential problem loans is discussed and updated during periodic asset quality forecasting meetings with the problem asset management leadership team.

3)	We apply a probability weighting to a listing of potential problem loans due to the inherent level of uncertainty related to potential actions that a borrower or guarantor may take (e.g. bringing payments current, making a required curtailment, providing additional collateral or guarantees, providing current and complete financial, cash flow, liquidity and contingent liability information, etc.) to prevent the loan from reaching problem status. Because of this uncertainty, our estimate of potential problem loans ultimately represents the estimated aggregate dollar amount of loans as opposed to an individual listing of loans. We assign our probability weighting based on our assessment of the likelihood that the necessary actions required to prevent problem loan status will occur. Regions does expect the estimated potential problem aggregate dollars to migrate into non-performing over approximately the next three months. Our proposed disclosure stated “This is a likely estimate of the amount of loans that may migrate to non-accrual status in the next quarter.”

4)	Inclusion example: The owner of a $10 million residential lot development is experiencing slower than projected lot sales and is contractually obligated to make a $500,000 principal reduction during the quarter. Even though the owner demonstrates on its financial statement verified cash on hand to make the principal reduction, the workout specialist has questions about the borrower’s commitment to make it. In this example, if the workout specialist determines through his analysis that there is a 50% probability that the borrower will not make his contractually required principal reduction, then $5 million ($10 million multiplied by 50%) would be included for this loan in our aggregate potential problem loan forecast. Several factors, including payment of the $500,000, would be considered when making the final determination as to whether this loan is included in our final potential problem loan grouping for that quarter.

Confidential Treatment

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Exclusion example: An example of a loan that would not be included in our probability weighting analysis would be an apartment project that has positive debt service coverage, a sound payment history, positive leasing trends and effective rents and solid sponsor and/or guarantor support. Because the probability of a loan meeting these characteristics becoming a problem loan over the next three months is remote, we would not include it as part of our potential problem loan probability weighting analysis process.

5)	Any loan with a 10% or greater probability of migrating to non-performing status in the next quarter is included in our weighted calculation for estimating the aggregate dollar amount of potential problem loans.

6)	As of December 31, 2010, the amount of potential problem loans was disclosed in our Form 10-K as approximately $800 million and the gross inflows of non-performing loans during the first quarter of 2011 was approximately $730 million.

6.	Refer to your response to prior comment ten, and revise your disclosure in future filings to include the information you provided regarding 90+ days past due and still accruing balances that are insured or guaranteed by the FHA, VA, or USDA for each period presented.

Regions’ Response: The 90+ days past due and still accruing balances of residential first mortgages of $359 million as of December 31, 2010 included an aggregate of $13 million of loans insured or guaranteed by the FHA, VA or USDA, as applicable. This amount of insured past due loans is comparable to historical results and Regions expects it to be comparable to future amounts as well. Regions believes this amount is immaterial for disclosure purposes and therefore not meaningful to investors.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans Held for Sale, page 124

7.	Refer to your response to prior comment 11, and please revise your disclosure in future filings to include the information provided in your response regarding the difference in classification of gains and losses on loans held for sale.

Confidential Treatment

Requested by Regions Financial Corporation

Regions’ Response: Regions will include the following disclosure in future annual filings:

Gains and losses on sales of non-performing commercial and investor real estate loans are included in other non-interest expense as such amounts are viewed as credit costs. Gains and losses on residential mortgage loans held for sale for which the fair value option has been elected are included in mortgage income. Gains and losses on all other loans held for sale (primarily student loans) are classified as other non-interest income as the Company’s business model is to primarily originate these loans with the intent to sell at a profit.

Note 5. Allowance for Credit Losses, page 141

8.	Refer to your response to prior comment 20. We note your disclosure on page 99 specifically addresses the outstanding balance of residential first mortgage and home equity loans where the current LTV is greater than 100 percent. Please revise your disclosure in future filings to include the outstanding balance of residential first mortgage and home equity loans by current LTV bucket as follows: 100% +, 80% – 100%, and below 80%. If you do not have this information for your entire residential first mortgage and home equity loan portfolios, but you have some subset of this information, please disclose that LTV information and disclose that for the remaining loans in that category that current LTV is not available.

Regions’ Response: Regions will include the following disclosure in future interim and annual filings:

Table XX - Estimated Loan to Value Ranges

	September 30, 2011		December 31, 2010
	Residential First Mortgage	Home Equity	Residential First Mortgage	Home Equity
(In millions)
Estimated current loan to value:
Above 100%	$	$	$	$
80%—100%
Below 80%

	$	$	$	$

9.	Refer to your response to prior comment 20. We acknowledge that you do not have the systems capability to aggregate weighted average LTV data on a disaggregated basis for commercial and investor real estate loans. Please tell us whether you are able to aggregate some subset of this information for disclosure purposes. For example, tell us whether you are able to quantify the outstanding balance of criticized or classified loans for which the current LTV is greater than 100%, between 80% and 100%, and below 80%.

Confidential Treatment

Requested by Regions Financial Corporation

Regions’ Response: Regions is unable to accurately aggregate weighted average LTV data for commercial and investor real estate loans for any subset of these portfolios. As common in the industry, financial institutions often cross-collateralize loans to mitigate losses upon default, therefore disaggregated LTV data is difficult to capture and may be misleading. Additionally, our LTV data is not consistently captured on a systematic basis.

10.	Refer to your response to prior comment 21. We note your response that you consider additional factors, such as periodic updates of FICO scores, unemployment, home prices, and geography. It seems that these factors may represent leading indicators of credit quality before the loan goes delinquent, especially in the case of second liens where you do not obtain updated information regarding the related first liens. Please revise your disclosure in future filings to disclose the additional credit quality indicators that you utilize to assess your home equity portfolio. Specifically, disclose whether you update FICO scores on an annual basis or more frequently, and disclose your home equity portfolio by FICO score on a disaggregated basis.

Regions’ Response: Regions will include the following disclosure in future interim and annual filings:

Regions qualitatively considers factors such as periodic updates of FICO scores, unemployment, home prices, and geography as credit quality indicators for consumer loans. FICO scores are obtained at origination as part of Regions’ formal underwriting process. Refreshed FICO scores are obtained by the Company quarterly for all revolving accounts and home equity lines of credit and semi-annually for all other consumer loans. Regions considers FICO scores less than 620 to be indicative of higher credit risk and obtains additional collateral in most of these instances. Consumer classes of loans by FICO score are shown in the table below:

Table XX - Estimated Current FICO Score Range

	As of September 30, 2011		As of December 31, 2011
	Below 620	620 and Above	Below 620	620 and Above
(In millions, net of unearned income)
Residential first mortgage	$	$	$	$
Home equity
Indirect
Consumer credit card
Other consumer

	$	$	$	$

Confidential Treatment

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Note 9. Foreclosed Properties, page 151

11.	Refer to your response to prior comment 24. Please provide the proposed disclosures you included in your previous response in your next Form 10-Q. Additionally, to the extent that the write-downs you record on foreclosed property are significant in percentage terms, please revise your disclosure to clarify how similar price declines are incorporated into your allowance calculation for collateral dependent loans as well as loans that are not individually identified for impairment but are secured by properties.

Regions’ Response: Regions will provide the proposed disclosures included in our response to prior comment 24 in the Management’s Discussion and Analysis section of our future interim and annual filings. Regions also proposes the following additional disclosure in future filings:

In support of collateral values, Regions obtains updated valuations for non-performing loans on at least an annual basis. For loans that are individually identified for impairment in certain loan categories, those valuations are currently discounted from the most recent appraisal to consider continued declines in property values. The discounted valuations are utilized in the measurement of the level of impairment in the allowance calculation. For loans that are not individually identified for impairment and secured by real estate, Regions considers the impact of declines in real estate valuations in the loss given default estimates within the allowance calculation.

Note 21. Fair Value Measurements

Items Measured at Fair Value on a Recurring Basis, page 178

Items Measured at Fair Value on a Non-Recurring Basis, page 184

12.	Refer to your response to prior comment 25. Please tell us how typical it is for you to make adjustments to real estate appraisals obtained for your foreclosed property, other real estate and loans held for sale. As part of your response, tell us the main factors driving the price adjustments and whether you discuss the changes with the valuation firm so that the appraisals may be performed to incorporate the information that you believe is more appropriate in the future. Finally, tell us whether your adjustments typically result in an increase or decrease of the appraisal value and discuss the relative size of the adjustments.

Regions’ Response: Our appraisal review function covers all business services appraisals and does not track results separately for appraisals on foreclosed property versus appraisals related to collateral on loans held for sale. However, we have no reason to believe the statistics on those sub-categories would be materially different than our overall totals. We track appraisal discrepancies where the valuation firm agrees that their appraisal contained

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an inadequately supported conclusion and our appraisal review function works with the valuation firm to arrive at a mutually-agreeable revised valuation. This process typically results in the valuation firm either supplying additional support or adjusting their conclusion and the final appraisal in our files reflects the mutually-agreed upon valuation. Our review function does discuss specific issues and concerns on an appraisal with the valuation firm with a goal of having the valuation firm provide adequate support for conclusions. Factors driving these types of appraisal discrepancies include clerical errors or differences in opinion related to the assumptions that support the analysis and determination of market value. If we are concerned that the valuation firm is not employing appropriate data or analysis that results in material questions regarding value, we would typically remove that valuation firm from consideration for future assignments.

About 6% of the number of appraisals reviewed during the first half of 2011 resulted in the valuation firm adjusting their value conclusion as illustrated below:

	$ in millions	% of Total $ Reviewed
Gross Mutually-Agreed Decrease Adjustments	$(352.1)	1.91%
(average decrease of 24%)
Gross Mutually-Agreed Increase Adjustments	20.9	0.12
(average increase of 6%)

Net Adjustments	$(331.2)	1.79%

To a much lesser extent, we do have situations where a valuation firm believes they have adequately supported their position of market value, but our internal appraisal review group disagrees. During the first half of 2011, our internal appraisal group decreased the valuation firms’ conclusions by less than $65 million and increased the valuation firms’ conclusions by less than $2 million in the aggregate, for a net decrease of approximately $63 million (approximately 0.34% of the total dollars reviewed).

Additionally, Regions does discount valuations on certain types of properties where we have experienced lower exit values that differ from appraisal values. This situation is not unexpected, as the market values in appraisals consider assumptions related to an optimal buyer and a typical marketing period and not necessarily the exit conditions and strategies that currently exist for Regions.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

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13.	Please provide us with disclosure that shows how comment 28 of our letter dated July 1, 2011 would have been addressed in your 2011 proxy statement.

Regions’ Response: Regions believes this comment was reflected in the 2011 proxy statement. Regions notes the following paragraph that was included on page 45 of the 2011 proxy statement:

“Say on Pay. Regions understands that investors, regulators and other interested parties have a strong interest in executive compensation and attempts to balance these interests of these constituencies. As required by TARP (and now by the SEC), we provide an annual “say on pay” advisory vote regarding executive compensation. In last year’s “say on pay” vote, we received majority approval of our executive compensation programs, with more than 88% of the votes being cast in favor of our pay programs. As described elsewhere in this CD&A, although we have further enhanced our compensation policies and programs to strengthen the link to stockholder interests and to strengthen our corporate governance, none of the changes were as a result of this vote or any particular issues raised by stockholder groups.”

In addition to the language noted above, on page 31 of the 2011 proxy statement we also explained that all of our named executive officers and the next 20 most highly compensated associated were still subject to the compensation limitations imposed by the TARP compensation standards and that it was within the context of those limitations as well as the performance improvements described in the CD&A that the compensation decisions for the named executive officers were made.

Regions will continue to make disclosures consistent with the above, as applicable, in future filings.

Form 8-K filed July 26, 2011

14.	We note your discussion and presentation of pre-tax pre-provision net revenue (PPNR) and that you have concluded and labeled this measure as “GAAP” on page 8 of your press release. We do not believe that PPNR is a GAAP measure simply because it is calculated based on numbers contained on the face of your income statement. Instead, this would appear to be a non-GAAP measure as it represents a measure of profitability, but it excludes one of the most important and significant costs of the bank, the provision for loan losses. Thus, please revise future filings to also label this measure as non-GAAP. Additionally, given that the measure includes all expenses other than taxes and the provision for loan losses, tell us why you believe it is more informative to label the measure PPNR, instead of something more descriptive like pre-tax pre-provision income or profit.

Regions’ Response: Regions will label the measure as non-GAAP in future filings. Regions will also re-label the measure to be pre-tax pre-provision income or profit or something similar in future filings.

Confidential Treatment

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15.	In future filings, please remove your references to “core” PPNR since this gives the appearance that the provision is not a core component of your business.

Regions’ Response: Regions will remove any references to “core” PPNR in future filings. We will use the term “adjusted” instead.

*****

Regions acknowledges its responsibility for the adequacy and accuracy of the disclosures in the Filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing. However, notwithstanding our response to Staff questions or agreeing to different or additional disclosures, Regions continues to believe that our prior disclosures were appropriate. Regions also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions concerning our response to your comment letter, please contact me at (205) 264-4174.

Sincerely,

/s/ David J. Turner, Jr.

David J. Turner, Jr.

Chief Financial Officer

cc:	Staci Shannon

Stephanie Hunsaker

Michael Seaman

SEC, Division of Corporation Finance